                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                                 METRICOM, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591596 10 1
                                 (CUSIP Number)

                                                        With a copy to:
             William D. Savoy                           Alvin G. Segel
          Vulcan Northwest, Inc.                     Irell & Manella LLP
          110 110th Avenue, N.E.                   1800 Avenue of the Stars
                Suite 550                                 Suite 900
        Bellevue, Washington 98004              Los Angeles, California 90067
           Tel: (206) 453-1940                       Tel: (310) 277-1010
           Fax: (206) 453-1985                       Fax: (310) 203-7199
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 10, 1997
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 591596 10 1                 13D                     PAGE 2 OF 10 PAGES
---------------------                                         ------------------

   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Vulcan Ventures Incorporated is a Washington corporation
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                            9,121,745
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                 n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING              9,121,745
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                                 n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              9,121,745
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
              49.75%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:
             Vulcan Ventures Incorporated - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                         ------------------
CUSIP No. 591596 10 1                 13D                     PAGE 3 OF 10 PAGES
---------------------                                         ------------------

   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Paul G. Allen
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Paul G. Allen is a U.S. Citizen
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          9,146,745 (25,000 of which are held directly by Paul
                          G. Allen and the remaining 9,121,745 are held by
                          Vulcan Ventures)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                 n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            9,146,745 (25,000 of which are held directly by Paul
       PERSON             G. Allen and the remaining 9,121,745 are held by
        WITH              Vulcan Ventures
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                                   n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              9,146,745
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
              49.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*:
              Paul G. Allen - IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 591596 10 1                   13D                   Page 4 of 10 Pages
---------------------                                         ------------------


        This Amendment No. 3 to Schedule 13D relates to shares of common stock of Metricom, Inc. (the "Issuer"). This Amendment No. 3 supplements and amends the initial statement on Schedule 13D dated November 10, 1993 (the "Initial Statement"), as amended by Amendment No. 1 thereto dated March 8, 1995 and Amendment No. 2 thereto dated September 25, 1997, filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen (together with Vulcan Ventures, the "Reporting Persons"). This Amendment No. 3 is being filed to report the prospective acquisitions by the Reporting Persons of certain of the shares of the Issuer. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

        The Initial Statement as heretofore amended is hereby amended further by adding the following:

        On October 10, 1997 Vulcan Ventures entered into an agreement with the Issuer (the "Metricom Agreement") to acquire 4,650,000 shares of Common Stock at $12.00 per share. Prior to that date, Vulcan Ventures had terminated its agreement dated September 25, 1997 with Lindner Investments ("Lindner"). Following execution of the agreement between Vulcan Ventures and Issuer, Vulcan Ventures entered into negotiations with Lindner respecting the acquisition of its shares in the Issuer. On October 12, 1997 Vulcan Ventures entered into a Stock Purchase Agreement with Lindner (the "Lindner Agreement") to acquire such shares at $7.00 per share.

        The sole source of the funds for the purchase of the 4,650,000 shares of common stock of the Issuer (the "Metricom Shares") pursuant to the Metricom Agreement and the 2,583,500 shares of common stock of the Issuer pursuant to the Lindner Agreement is working capital of the reporting person. The aggregate amount of funds used in making the purchases from the Issuer and Lindner is $73,884,500.

Item 4. Purpose of Transaction

        The Initial Statement is hereby amended and restated in its entirety as follows:

        Vulcan Ventures acquired and is acquiring beneficial ownership of its shares of the Issuer for investment purposes and to acquire working control of the Issuer. Its ownership of approximately 49% of the voting stock of the issuer and representation on the Board of Directors will provide Vulcan Ventures with the opportunity to control the Issuer. Vulcan Ventures has considered and intends to continue to consider various strategies (including possibly seeking new management to operate the Issuer) to increase the value of its shares of the Issuer and may from time to time consider implementing one or more of such strategies. Vulcan Ventures has had discussions with existing management and the Board of Directors of the Issuer with respect to the desirability of bringing in new management. Vulcan Ventures retains the right to change its investment intent, to propose one or more possible transactions to the Board of Directors of the Issuer, to acquire additional shares of the Issuer from time to time or to sell or otherwise dispose of all or part of the shares of common stock beneficially owned by Vulcan Ventures in any manner permitted by law. In the event of a material change in the present plans or intentions of Vulcan Ventures, Vulcan Ventures will amend this Schedule 13D to reflect such changes.

        It is anticipated that Vulcan Ventures will assume a leadership position on the Issuer's board of directors. The Issuer and Vulcan Ventures intend to consult with each other as to new directors to serve on the Board after the Closing. The Issuer's obligations under the Metricom Agreement are subject to various conditions, including approval of the transaction by stockholders holding a majority of the shares voting, other than shares that Vulcan Ventures or its affiliates own or have the power to vote.

        Except as set forth herein, Vulcan Ventures does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

---------------------                                         ------------------
CUSIP No. 591596 10 1                   13D                   Page 5 of 10 Pages
---------------------                                         ------------------


Item 5. Interest in Securities of the Issuer

        The Initial Statement is hereby amended and restated in its entirety as follows:

           (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 9,121,745

               Percentage of Common Stock of the Issuer Owned (based on 18,333,756 shares outstanding of common stock as of October 12,
           1997):  49.75%

           (b) Sole Voting Power            9,121,745
               Sole of Dispositive Power:   9,121,745
               Shared Voting Power            -0-
               Shared Dispositive Power:      -0-

           (c) No transactions in the class of securities reported on were effected the past sixty days except as described above.

           (d) Not applicable

           (e) Not applicable

        To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the
Issuer:

        Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures - 9,146,745 shares (which includes the 9,121,745 shares owned and to be acquired by Vulcan Ventures).

        William D. Savoy, Director and Vice President of Vulcan Ventures, and Bert E. Kolde, Director and Vice President of Vulcan Ventures, do not own any shares of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer

        Pursuant to the Metricom Agreement, Vulcan Ventures has agreed: (1) to provide an interim $10,000,000 credit facility to the Issuer to be used if necessary pending closing of the purchase of the Metricom Shares; (2) in general not to transfer any of its shares of the Issuer unless the transferee agrees to be bound by Vulcan Venture's covenants relating to restrictions on transfer in the Metricom Agreement; (3) not to increase its equity ownership in the Issuer without approval of the independent directors or, after the purchase, by more than ten percentage points over its ownership after completing the purchase of the shares from the Issuer and Lindner; (4) not to seek to acquire the remaining equity in the Issuer without first providing the Independent Directors with an opportunity to do a "market check" as to the fairness of the proposal from a financial point of view; (5) not to engage in material related-party transactions without approval of the independent directors; and (6) to vote in the same proportions as the votes cast in favor of the re-election of the independent directors and their successors by other stockholders of the Company. The foregoing summary is qualified in its entirety by the Metricom Agreement, a copy of which is filed as an exhibit hereto.

ITEM 7.  Material to be Filed as Exhibits

        1. Common Stock Purchase Agreement dated October 10, 1997 between the Issuer and Vulcan Ventures.

        2. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner.

        3. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.*

* Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
  1997.

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CUSIP No. 591596 10 1                   13D                   Page 6 of 10 Pages
---------------------                                         ------------------



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   VULCAN VENTURES INCORPORATED


October 13, 1997
                                                   By: /s/ WILLIAM D. SAVOY
                                                       ------------------------
                                                       William Savoy, President

---------------------                                         ------------------
CUSIP No. 591596 10 1                   13D                   Page 7 of 10 Pages
---------------------                                         ------------------



Item 3. Source and Amount of Funds or Other Consideration

        The Initial Statement is hereby amended by adding the following:

        On October 10, 1997 Vulcan Ventures entered into the Metricom Agreement to acquire 4,650,000 shares of Common Stock at $12.00 per share. Prior to that date, Vulcan Ventures had terminated its agreement dated September 25, 1997 with Lindner. Following execution of the Metricom Agreement, Vulcan Ventures entered into negotiations with Lindner respecting the acquisition of its shares in the Issuer. On October 12, 1997 Vulcan Ventures entered into a the Lindnder Agreement to acquire such shares at $7.00 per share.

        The sole source of the funds for the purchase of the Metricom Shares pursuant to the Metricom Agreement and the 2,583,500 shares of common stock of the Issuer pursuant to the Lindner Agreement is working capital of the reporting person. The aggregate amount of funds used in making the purchases from the Issuer and Lindner is $73,884,500.

Item 4. Purpose of Transaction

        The Initial Statement is hereby amended and restated in its entirety as follows:

        Paul G. Allen (both directly and through Vulcan Ventures) acquired and is acquiring beneficial ownership of its shares of the Issuer for investment purposes and to acquire working control of the Issuer. Its ownership of approximately 49% of the voting stock of the issuer and representation on the Board of Directors will provide Paul G. Allen with the opportunity to control the Issuer. Paul G. Allen has considered and intends to continue to consider various strategies (including possibly seeking new management to operate the Issuer) to increase the value of his shares of the Issuer and may from time to time consider implementing one or more of such strategies. Paul G. Allen has had discussions with existing management and the Board of Directors of the Issuer with respect to the desirability of bringing in new management. Paul G. Allen retains the right to change his investment intent, to propose one or more possible transactions to the Board of Directors of the Issuer, to acquire additional shares of the Issuer from time to time or to sell or otherwise dispose of all or part of the shares of common stock beneficially owned by Paul
G. Allen in any manner permitted by law. In the event of a material change in the present plans or intentions of Paul G. Allen, he will amend this Schedule 13D to reflect such changes.

        Except as set forth herein, Paul G. Allen does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

Item 5. Interest in Securities of the Issuer

        The Initial Statement is hereby amended and restated in its entirety as follows:

               (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 9,146,745 This amount includes: (i) 9,121,745 shares directly owned by Vulcan Ventures and (ii) 25,000 shares directly owned by Paul G. Allen.

        Percentage of Common Stock of the Issuer Owned (based on 18,333,756
shares outstanding of common stock as of October 12, 1997):    49.9%

               (b)    Sole voting Power            9,146,745
                      Sole Dispositive Power:      9,146,745
                      Shared Voting Power           -0-
                      Shared Dispositive Power:     -0-

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CUSIP No. 591596 10 1                   13D                   Page 8 of 10 Pages
---------------------                                         ------------------


               (c) No transactions in the class of securities reported on were effected during the past sixty days except as described above.

               (d)    Not applicable

               (e)    Not applicable

ITEM. 7.  Material to be Filed as Exhibits

        1. Common Stock Purchase Agreement dated October 10, 1997 between the Issuer and Vulcan Ventures.

        2. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner.

        3. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.*


* Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
  1997.

---------------------                                         ------------------
CUSIP No. 591596 10 1                   13D                   Page 9 of 10 Pages
---------------------                                         ------------------



                                            SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 13, 1997                                /s/ PAUL G. ALLEN
                                                -------------------------------



                                            By: /s/ WILLIAM D. SAVOY
                                                -------------------------------
                                                William Savoy, Attorney in Fact
                                                      for Paul G. Allen

---------------------                                        -------------------
CUSIP No. 591596 10 1                   13D                  Page 10 of 10 Pages
---------------------                                        -------------------

                                    EXHIBITS


        1. Common Stock Purchase Agreement dated October 10, 1997 between the Issuer and Vulcan Ventures.

        2. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner.